Exhibit 3.1

Amendment No. 1 to

The Second Amended and Restated Bylaws

Of

Mack-Cali Realty Corporation

1.                                      Article II, Section 3, paragraph (b)(2) of the Second Amended and Restated Bylaws of Mack-Cali Realty Corporation is amended by deleting the phrase “shall include, if an amendment to these Bylaws is proposed to be acted on at a special meeting, the statements and other information contemplated by Section 12(c)(4) and Article XIV of these Bylaws.”

2.                                      Article II, Section 12, paragraph (c)(4) of the Second Amended and Restated Bylaws of Mack-Cali Realty Corporation is hereby deleted in its entirety.

3.                                      Article XIV of the Second Amended and Restated Bylaws of Mack-Cali Realty Corporation is hereby amended and restated in its entirety to read as follows:

“The Board of Directors shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.  In addition,, the stockholders of the Corporation may alter or repeal any provision of these Bylaws and adopt new Bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of all votes entitled to be cast by the stockholders on the matter, except that the stockholders shall not have the power to alter or repeal Article XII or this Article XIV or adopt any provision of these Bylaws inconsistent with Article XII or this Article XIV without the approval of the Board of Directors.”